EXHIBIT 99.1
VALIANT TRUST
Canadian Western Bank Group

December 28, 2011

Filed Via SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Securities Commission
Manitoba Securities Commission
Autorité des Marches Financiers
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Newfoundland and Labrador Securities Commission
Toronto Stock Exchange

Dear Sirs,

Re:           Eldorado Gold Corporation

We are pleased to advise you of the details of the upcoming meeting of the of Eldorado Gold Corporation:

Meeting Type:	Special Meeting
CUSIP/ISIN:	284902103/CA2849021035
Meeting Date:	February 21, 2012
Record Date for Notice:	January 19, 2012
Record Date for Voting:	January 19, 2012
Beneficial Ownership Determination Date:	January 19, 2012
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Meeting Location:	Toronto, ON

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, and in our capacity as the agent for Eldorado Gold Corporation.

Regards,

“Ramie Lousa”

Ramie Lousa
Senior Manager
Client Services

Suite 600, 750 Cambie Street, Vancouver, BC V6B 0A2   Tel 604.699.4880   Fax 604.681.3067   Toll Free 1.877.699.4880   www.valianttrust.com

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